Exhibit 99.1

Tri-Tech Holding Reports Second Quarter 2013 Financial

Results

Conference Call Scheduled on August 15, 2013 at 9:00 AM EDT

BEIJING, August 14, 2013 /PRNewswire-Asia-CMV/ — Tri-Tech Holding Inc. (Nasdaq: TRIT), which provides turn-key water resources management, water and wastewater treatment, industrial safety and pollution control solutions, announced its financial performance for the second quarter ended June 30, 2013.

In discussing second quarter results, Mr. Gavin Cheng, CEO of Tri-Tech Holding Inc. commented, “Despite an overall deterioration in financial results compared to that from the same period in 2012, the Company saw a recovery in operations when compared to that of first quarter 2013: our revenue increased by 55%, our operating expenses margin declined by 15% and our gross margin maintained relatively the same at 22.3%.” Management ascribes the recovery to:

•	11% reduction in headcount and improvements in employee productivity;
•	Consolidation of compatible business units;
•	Reduction of middle management;
•	Rigorous selection of projects to reduce exposure to riskier projects; and
•	Avoidance of projects with unfavorable payment terms.

Moving forward, the Company will further such efforts to continue on the course of recovery.”

Highlights from the Company’s second quarter 2013 performance include the following:

•	Loss from Operations was $0.49 million in the second quarter 2013, compared to Income from Operations of $1.63 million in the same period of 2012. Loss from Operations decreased sharply from 2013 first quarter Loss from Operations of $1.6 million.

•	Net Loss was $0.6 million in the second quarter 2013, compared to Net Income of $1.3 million in the same period of 2012. Net Loss decreased from 2013 first quarter Net Loss of $1.1 million.

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•	The Company achieved $16.3 million in revenues in the second quarter of 2013, a decline of 29.3% compared to $23.04 million from the same period in 2012. Revenues were up 55% from first quarter 2013 revenues of $10.5 million.

•	Weighted average number of diluted shares outstanding was 8,253,406 compared to 8,207,427 in the same period in 2012.

•	Diluted loss per share was $0.07 compared to diluted earnings per share of $0.17 in the same period of 2012.

2013 Q2 Financial Performance Metrics

Revenue

Our total revenues for the second quarter of 2013 were $16,284,617, a decrease of 29.3%, compared with the amount for the same period last year. Revenue from the Ordos project decreased from $1,855,180 for the period ended June 30, 2012 to $848,403 in the same period 2013 because the project was primarily completed; India projects didn’t recognize revenue in the second quarter of 2013, mainly because the customer underestimated of the construction environment and there were redesigns, while in the same period of 2012, India projects recognized a revenue of $4.0 million. In order to reduce cash flow pressures, we evaluated the projects we planned to bid on and elected not to bid on domestic BT projects, which typically require significant investments and feature slower client payment periods.

Gross Margin

Our gross margin decrease was largely a result of increases in material and equipment costs and labor subcontracting costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation, marketing, travel and business entertainment expenses. In the second quarter of 2013, total selling and marketing expenses decreased by 9.1%, from $935,853 in the second quarter of 2012 to $850,551 in the same period of 2013. The compensation-related expenses increased by 17.6% from $396,291 in the second quarter of 2012 to $466,200 in the same period of 2013 due to the compensation for laying off selling and marketing employees. Traveling expenses, entertainment expenses and other expenses declined by $155,211 because of budget controls; therefore, the total selling and marketing expenses decreased.

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General and Administrative Expenses

General and administrative expenses consist primarily of compensation costs, rental expenses, professional fees, and other overhead expenses. General and administrative expenses decreased by $604,506 from $3,247,546 in the second quarter of 2012 to $2,643,040 in the second quarter of 2013. Of this decrease, $26,206 was for officers’ salaries. Salaries for mid-level management, technical support team, and other office staff decreased by $78,792 from the amount in the second quarter of 2012 to the amount in the second quarter of 2013. Rental expenses decreased by $25,426 from the amount in the second quarter of 2012 to the amount in the second quarter of 2013, because the Company stopped to rent some of the office space in Beijing. Other general and administrative expenses decreased by $383,380 from the amount in the second quarter of 2012 to the amount in the second quarter of 2013, including mainly office expenses, utilities, travel, communication, other services support and bad debt expenses. We had a $96,954 non-cash option expense as a part of other general and administrative expense in the second quarter 2013 and $439,675 in the same period of 2012, which also contributed to the decrease of general and administrative expense.

Loss before Income Taxes

In the second quarter ended June 30, 2013, our net loss before provision for income taxes was $715,779, a decrease of $2,310,568 compared to that of $1,594,789 in the same period in 2012. The Company’s provision for income taxes decreased by 65.3%, from the amount in the second three months of 2012 to the amount in the same period in 2013. In the second period ended June 30, 2013, net loss attributable to the shareholders of TRIT was $ 602,020, a decrease of 143.9%, from net income of $1,370,887 for the same period in 2012, mainly due to the significant decline of revenues.

Liquidity and Capital Resources

Our liquidity and available capital resources are impacted by four key components: (i) cash and cash equivalents, (ii) operating activities, (iii) financing activities, and (iv) investing activities.

Cash and Cash Equivalents

As of June 30, 2013, our cash and cash equivalents amounted to $5,506,711. The restricted cash as of June 30, 2013 and December 31, 2012 amounted to $16,678,766 and $7,816,967, respectively, which are not included in the total amount of cash and cash equivalents. The restricted cash consisted of deposits as collateral for the issuance of letters of credit. Our subsidiaries that own these deposits do not have material cash obligations to any third parties. Therefore, the restriction does not impact our liquidity.

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Operating Activities

Net cash used in operating activities was $8,470,131 for the six months ended June 30, 2013, compared with net cash used in operating activities of $8,297,972 in the same period in 2012. The increase of $172,159 in operating cash outflow was due to the received payment of $11.5 million from Ordos project in March 2013 and reduced by the prepayments to various suppliers for projects. Net accounts and notes receivable increased from $18,598,110 as of December 31, 2012 to $23,473,583 as of June 30, 2013, an increase of 26.2%. Current unbilled receivables increased from $27,954,525 as of December 31, 2012 to $32,346,776 as of June 30, 2013, an increase of 15.7%.

Investing Activities

Net cash provided by investing activities was $9,379,917 during the six months ended June 30, 2013, an increase of $9,486,306 from net cash used in investing activities of $106,389 in the same period of 2012. The increase was attributed to the advance payment from the real property buyer of Baoding. Currently we have no further plans to add capital expenditures.

Financing Activities

The cash provided by financing activities was $6,288,392 for the six months ended June 30, 2013, compared to cash provided by financing activities of $5,409,603 in the same period of 2012. The increase was due to the proceeds from bank borrowings, loan from third-party companies and noncontrolling shareholders.

Restricted Net Assets

Our ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries, VIEs and other affiliated entities, which is restricted by certain regulatory requirements. Relevant Chinese statutory laws and regulations permit payments of dividends by our Chinese affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC affiliates are required to set aside at least 10% of their after-tax profit after deducting any accumulated deficit based on PRC accounting standards each year to our general reserves until the accumulated amount of such reserves reach 50% of our registered capital. These reserves are not distributable as cash dividends. Our off-shore subsidiaries, TIS and Tri-Tech International Investment, Inc. (“TTII”), do not have material cash obligations to third parties. Therefore, the dividend restriction does not impact our liquidity. There is no significant difference between accumulated profit calculated pursuant to PRC accounting standards and our accumulated profit calculated pursuant to U.S. GAAP. As of June 30, 2013 and December 31, 2012, restricted retained earnings were $2,246,910 for both, and restricted net assets were $1,878,976 and $4,878,975, respectively. Unrestricted retained earnings as of June 30, 2013 and December 31, 2012 were $15,337,603 and $17,038,396, respectively, which were the amounts available for distribution in the form of dividends or for reinvestment.

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Working Capital and Cash Flow Management

As of June 30, 2013, our working capital was $21,955,413, with current assets totaling $106,325,297 and current liabilities totaling $84,369,884.

We believe our current assets are sufficient to meet our capital requirements for the next 12 months. However, we may require additional cash to undertake larger projects or to complete strategic acquisitions in the future. In the event our current capital is insufficient to fund these and other business plans, we may take the following actions to meet such working capital needs:

•	We may look into the possibility of optimizing our funding structure by obtaining short- and/or long-term debt through commercial loans. We are actively exploring opportunities with other major Chinese banks, and we expect to obtain additional lines of credit to pursue favorable project opportunities in the future. Other financing instruments into which we are currently looking include supply chain financing, project financing, trust fund financing and capital leasing.

•	We may focus on improving our collection of accounts receivable. Most of our clients are central, provincial and local governments. We believe that our clients are in good financial conditions. Therefore, we expect good collectability from relatively high quality accounts receivables. The accounts receivable collection should catch up with our rapid growth in the near future. Given the high contractual interest rate on unpaid amounts for long-term projects, we expect that some clients may choose to pay before such interest starts to accrue.

•	We avoided Build & Transfer projects, which tend to constrain our cash. We received a payment of $7.3 million from Ordos project in July 2013, which eased our cash flow pressure to some extent.

We plan to sell our real property in Baoding, along with all construction including the costs of construction and operation expended since acquisition for approximately $18 million. We acquired this property on November 26, 2010. The sale is expected to close before the end of 2013 and we expect to break even on the sale. We expect to use these funds to support our operating cash flow and to repay the corporate bond from financing cash flow.

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Order Backlog and Pipeline

The Company’s backlog represents the amount of contract work remaining to be completed, that is, revenues from existing contracts and work in progress expected to be recognized in current period, based on the assumption that these projects will be completed on time according to the project schedules. The Company evaluates the ongoing projects regularly and updates the schedules as appropriate.

The following table provides backlog by segments for as of June 30, 2013 and December 31, 2012, respectively.

	June 30, 2013		December 31, 2012
	USD Million	% of Total Backlog	USD Million	% of Total Backlog	% Change
Segment 1:	36.6	66.3%	38.7	64.4%	(5.4)%
Segment 2:	6.3	11.4%	6.7	11.1%	(6.4)%
Segment 3:	12.3	22.3%	14.7	24.5%	(16.6)%
Total	55.2	100.0%	60.1	100.0%	(8.2)%

Pipeline represents the values of projects we have been actively pursuing. The pipeline as of June 30, 2013 and December 31, 2012 was as below:

	June 30, 2013		December 31, 2012
	USD Million	% of Total Pipeline	USD Million	% of Total Pipeline	% Change
Segment 1:	20.3	29.4%	50.7	57.6%	(60.0)%
Segment 2:	18.5	26.8%	2.5	2.8%	640.0%
Segment 3:	30.3	43.8%	34.8	39.5%	(12.9)%
Total	69.1	100.0%	88.0	100.0%	(21.5)%

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Having a dynamic nature, the values of secured projects move from pipeline into backlog and backlog to revenue based on percentage of completion, sometimes simultaneously. The backlog decreased by $5.0 million from December 31, 2012 to June 30, 2013, because of the projects’ progress in the second quarter of 2013. Being rigorous in project selection also narrowed down the number of candidate projects.

Conference Call

Tri-Tech Chairman Warren Zhao, CEO Gavin Cheng, CFO & President Phil Fan and COO Peter Dong will host a conference call at 9:00AM EDT, August 15, 2013, (9:00PM Beijing/Hong Kong Time on August 15, 2013) to review the company's financial results and outlook of operations, to discuss our growth strategies and to respond to questions and comments.

To participate, call U.S. toll free number (877) 941- 8416 approximately 10 minutes before the call. International callers, please dial 1 (480) 629 - 9808. The conference ID number is 4635095. A live and archived webcast of the call will be available at http://public.viavid.com/index.php?id=105720.

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-FINANCIAL TABLES –

TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31,
	(Unaudited)	2012
ASSETS
Current assets
Cash*	$5,506,711	$8,098,657
Restricted cash*	14,095,989	4,352,443
Accounts and notes receivable, net of allowance for doubtful accounts of $1,735,507 and $1,475,771 as of June 30, 2013 and December 31, 2012, respectively*	31,841,682	18,598,110
Unbilled revenue*	23,978,677	27,954,525
Other current assets*	3,724,019	3,825,770
Inventories*	10,431,357	8,459,073
Deposits on projects*	1,193,325	1,469,550
Prepayments to suppliers and subcontractors*	15,553,537	9,353,490
Total current assets	106,325,297	82,111,618
Long-term unbilled revenue*	45,327,393	51,219,694
Long-term accounts receivable	746,583	413,770
Plant and equipment, net*	1,685,334	1,764,784
Construction in progress	5,786,168	5,359,466
Intangible assets, net*	10,684,790	10,902,932
Long-term restricted cash	2,582,777	3,464,524
Goodwill	1,441,278	1,441,278
Total Assets	$174,579,620	$156,678,066

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$6,669,304	$5,890,511
Costs accrual on projects*	24,071,455	23,637,751
Advance from customers*	1,442,889	1,157,247
Advance from potential buyer of assets	8,979,565	-
Loans from third party companies and individuals*	10,214,396	6,400,659
Amount due to noncontrolling interest investor	6,817,202	9,047,068
Amount due to related party	1,682,143	1,656,420
Other payables*	663,962	461,258
Taxes payable*	6,362,946	5,577,533
Accrued liabilities*	504,185	485,354
Payable on investment consideration	582,966	582,966
Deferred income taxes*	1,803,240	1,782,786
Deferred revenue	241,193	289,485
Short-term bank borrowing (including VIE short-term borrowing of the consolidated VIEs without recourse to Tri-Tech Holdings of $9,108,192 and $2,754,158 as of June 30, 2013 and December 31, 2012, respectively)*	13,962,011	8,150,041
Total current liabilities	83,997,457	65,119,079
Noncurrent deferred income taxes	3,801,078	3,699,790
Long-term bank borrowings	13,545	17,976
Corporate Bond	7,935,122	7,935,122
Total Liabilities	95,747,202	76,771,967

Equity
Tri-Tech Holding Inc. shareholders' equity
Ordinary shares ($0.001 par value, 30,000,000 shares authorized; 8,274,506 and 8,259,506 shares issued as of June 30, 2013 and December 31, 2012, respectively; 8,253,406 and 8,238,406 shares outstanding as of June 30, 2013 and December 31, 2012, respectively)	8,274	8,259
Additional paid-in-capital	50,354,573	50,119,428
Statutory reserves	2,246,910	2,246,910
Retained earnings	15,337,603	17,038,396
Treasury shares (21,100 shares in treasury as of June 30, 2013 and December 31, 2012, respectively)	(193,750)	(193,750)
Accumulated other comprehensive income	5,774,960	5,086,827
Total Tri-Tech Holding Inc. shareholders' equity	73,528,570	74,306,070
Noncontrolling interests	5,303,848	5,600,029
Total equity	78,832,418	79,906,099
Total Liabilities and Equity	$174,579,620	$156,678,066

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TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For The Three Months Ended June 30,
	2013	2012
	(Unaudited)	(Unaudited)
Revenues:
System integration	13,122,252	21,741,770
Hardware products	3,162,365	1,298,764
Total revenues	16,284,617	23,040,534
Cost of revenues
System integration	9,906,489	16,608,958
Hardware products	2,750,880	607,510
Total cost of revenues	12,657,369	17,216,468
Gross profit	3,627,248	5,824,066
Operating expenses:
Selling and marketing expenses	850,551	935,853
General and administrative expenses	2,643,040	3,247,546
Research and development expenses	182,912	11,528
Total operating expenses	3,676,503	4,194,927
(Loss) income from operations	(49,255)	1,629,139
Other expense:
Other income (expense), net	(18,536)	410,889
Interest income	18,903	40,770
Interest expense	(666,891)	(559,158)
Investment gain	-	73,149
Total other expenses	(666,524)	(34,350)
(Loss) income before provision for income taxes	(715,779)	1,594,789
Provision for income taxes	99,644	287,062
Net (loss) income	(815,423)	1,307,727
Less: Net loss attributable to noncontrolling interests	(213,403)	(63,160)
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders	$(602,020)	$1,370,887
Net (loss) income	(815,423)	1,307,727
Other comprehensive income
Foreign currency translation adjustment	985,913	95,884
Comprehensive income	170,490	1,403,611
Less: Comprehensive loss attributable to noncontrolling interests	(111,230)	(56,632)
Comprehensive income attributable to Tri-Tech Holding Inc.	$281,720	$1,460,243
Weighted average number of ordinary shares outstanding:
Basic	8,253,406	8,207,427
Diluted	8,253,406	8,207,427
Net (loss) income attributable to Tri-Tech Holding Inc. shareholders per share are:
Basic	$(0.07)	$0.17
Diluted	$(0.07)	$0.17

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TRI-TECH HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Six Months Ended June 30,
	2013	2012
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,062,680)	$2,740,416
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Amortization of share-based compensation expense	235,145	530,588
Depreciation and amortization	643,102	582,513
Provision for doubtful accounts	228,656	243,367
Fair value change on contingent investment consideration	-	(7,000)
Loss on disposal of plant and equipment	16,702	-
Gain on investment in joint venture	-	(78,558)
Deferred income taxes	(41,007)	472,578
(Increase) decrease in current assets :
Accounts receivable	(13,284,694)	(3,492,534)
Unbilled revenue	10,491,452	(11,925,515)
Restricted cash	205,683	-
Other current assets	474,278	(907,482)
Inventories	(1,964,231)	1,164,228
Prepaid expenses	(21,095)	(145,032)
Prepayments	(5,575,111)	(3,513,501)
(Increase) decrease in current liabilities :
Accounts payable	592,229	(3,495,129)
Notes payable	-	(871,833)
Cost accrual on projects	753,716	4,560,906
Advance from customers	(232,865)	1,392,326
Other payables	751,897	4,585,357
Taxes payable	398,981	(66,531)
Accrued liabilities	(26,902)	(67,136)
Deferred revenue	(53,387)	-
Net cash used in operating activities	$(8,470,131)	$(8,297,972)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash received	-	348,969
Restricted cash related to advance from potential buyer of assets	(8,979,565)	-
Advance from potential buyer of assets	8,979,565
Payment in business acquisition	-	(35,273)
Cash paid on investment consideration	-	(75,159)
Cash acquired from business combination	-	31,336
Cash proceeds from disposal of PPE	27,405	-
Payment to purchase plant and equipment	(108,709)	(205,204)
Cash paid to acquire intangible asset	-	(36,970)
Cash paid for construction in progress	(319,048)	(164,126)
Payment of loan to third-party companies	-	665,885
Collection of loan to third-party companies	-	(423,069)
Net cash (used in) provided by investing activities	$(400,352)	$106,389
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	7,518,779	8,538,745
Payment of bank borrowing	(1,925,854)	(1,753,987)
Proceeds from amount due to shareholder	6,491
Proceeds from loan from third-party companies and individuals	5,712,976	215,620
Payment of loan from third-party companies and individuals	(2,125,078)	(379,499)
Proceeds from loan from non-controlling shareholders		776,865
Payment of loan from non-controlling shareholders	(2,898,922)	(1,988,141)
Net cash provided by financing activities	$6,288,392	$5,409,603
EFFECTS OF EXCHANGE RATE CHANGE IN CASH	(9,855)	408,797
DECREASE IN CASH	$(2,591,946)	$(2,373,183)
CASH, beginning of the period	8,098,657	11,935,746
CASH, end of the period	5,506,711	9,562,563
Supplemental disclosure for cash flow information:
Income taxes paid	108,777	154,361
Interest paid on debt	836,104	386,107
Supplemental disclosure for noncash investing activity:
Issued 30,207 and 35,974 ordinary shares as one of the consideration in business combination	-	229,875
Gain on long-term investment to India Joint Venture	-	78,558
Fair value change on contingent consideration payable	-	7,000

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About Tri-Tech Holding Inc.

Tri-Tech is an innovative provider of consulting, engineering, procurement, construction and technical services. The Company supports government, state owned entities and commercial clients by providing efficiency oriented solutions focused on treatment of water and waste water, management of water resources and water-efficient irrigation, as well as industrial emission and safety controls. With software copyrights, product patents, and capable employees in China, the U.S. and India, Tri-Tech’s capabilities span the cycle of innovation. Please visit www.tri-tech.cn for more information.

An online investor kit including a company profile, presentations, press releases, current price quotes, stock charts and other valuable information for investors is available at http://www.tri-tech.cn/ir. To subscribe to future releases via e-mail alert, visit http://www.tri-tech.cn/ir/info/request .

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tri-Tech Holding Inc.

www.tri-tech.cn
IR Department
+86 10 57323666
ir@tri-tech.cn

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